FOLEY HOAG LLP
William R. Kolb, Esq.
Boston Office
617.832.1000 x1209
January 25, 2006

Daniel F. Duchovny, Esq.
Attorney-Advisor
Office of Mergers and Acquisitions
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-3628

Re:	NEON Systems, Inc.
Schedule TO-C filed December 20, 2005
Schedule TO-T filed December 29, 2005 and January 10, 2006
each filed by Noble Acquisition Corp. and Progress Software Corporation
SEC File No. 005-57737
Dear Mr. Duchovny:
          Set forth below is the written analysis underlying our response, contained in the letter addressed to you dated January 19, 2006, to comment number 8 of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) contained in a letter dated January 12, 2006, in each case relating to the filings made by Noble Acquisition Corp. (“Noble”) and Progress Software Corporation (“Progress”) indicated above. For the Staff’s convenience, comment number 8 and our response thereto are restated below.
8.           SEC Comment (January 12, 2006): In connection with the voting and tender agreements, we note that you filed a Schedule 13D on December 29. As it appears that these parties may have formed a group, as defined by Rule 13d-5, with each security holder that is a party to a voting and tender agreement, please file an amendment to your filing including the security holders as filing persons.
                    8.           Response (January 19, 2006): With respect to the Schedule 13D filed on December 29, 2005, by checking the box in Section 2(a) of the Schedule 13D, we were referring to Progress and Noble as members of a group. We do not consider Progress and Noble to have formed a group with each security holder that is party to a voting and tender agreement, and therefore respectfully submit that it is not necessary to file an amendment to the Schedule 13D filed on December 29, 2005.
* * *
          Analysis: In concluding that Progress and Noble have not formed a group with each security holder that is party to a voting and tender agreement, we considered the following:

                    A.           The only relationship between Progress and Noble, on the one hand, and each individual security holder that is party to a voting and tender agreement, on the other hand, is the voting and tender agreement itself. In addition, Progress and Noble entered into a separate voting and tender agreement with each such security holder, as opposed to a single voting and tender agreement to which all such security holders are party. In order for there to be a group under Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the members of the group must share a common purpose in acquiring, holding or disposing of the common stock of NEON Systems, Inc. (“NEON”). Progress and Noble, on the one hand, have the purpose of acquiring the NEON common stock, whereas each other individual party to the tender and voting agreement has the purpose of disposing of the NEON common stock. A group cannot exist under Section 13(d)(3) of the Exchange Act among parties that do not share a common purpose. Moreover, to the knowledge of Progress and Noble, the individual parties to the tender and voting agreements do not have any agreement as among themselves with respect to acquiring, holding or disposing of the NEON common stock and, accordingly, no group exists as among those parties with respect to the disposition of their NEON common stock; each such party has an individual and independent agreement with only Progress and Noble, not with each other. Accordingly, Progress and Noble believe there is no group for purposes of Schedule 13D. Progress and Noble acknowledge that Rule 13d-5(b)(1) provides that a group may exist if the parties to the group agree to act together for the purpose of voting the subject securities. However, in this case, it is anticipated that, upon completion of the tender offer, Noble will acquire all of the outstanding shares held by the parties to the tender and voting agreements, that Noble will acquire at least 90% of the outstanding shares of NEON, and that, as a result, no vote will ever take place with respect to the NEON common stock. Under these circumstances, Progress and Noble believe that such a contingent obligation to vote securities that may, in the future, be acquired by the parties to the tender and voting agreements does not form a sufficiently definitive agreement to act with a common purpose so as to create a group at this time.
                    B.           John J. Moores, who is party to a voting and tender agreement with Progress and Noble, filed a Schedule 13D/A with the SEC on December 22, 2005 disclosing, among other things, the entering into of such voting and tender agreement and certain terms of such voting and tender agreement. We respectfully submit that, in light of the Schedule 13D/A filed by Mr. Moores with the SEC, an amendment to the Schedule 13D filed by Progress and Noble with the SEC on December 29, 2005 that includes Mr. Moores as a filing person would not add to the total mix of information already made available.
                    C.           As indicated in paragraph A above, Progress and Noble entered into a separate voting and tender agreement with each of John J. Moores and the directors and executive officers of NEON. In addition, none of the directors and executive officers of NEON party to a voting and tender agreement individually holds outstanding shares of NEON common stock comprising five percent (5%) or more of the total number of outstanding shares of NEON common stock.1

[1]	Please note that Mark J. Cresswell, the Chief Executive Officer of NEON, holds options to purchase 530,000 shares of NEON common stock. Mr. Cresswell does not own any outstanding shares of NEON common stock. Applying the beneficial ownership tests under Rule 13d-3, Mr. Cresswell holds approximately 5.2% of the NEON

                    D.           We believe that the entering into of the voting and tender agreements by the parties thereto, including Mr. Moores, has been adequately disclosed in the statement on Schedule 13D filed by Progress and Noble with the SEC on December 29, 2005 and the Schedule 13D/A filed by Mr. Moores with the SEC on December 22, 2005. As stated in paragraph B above, we respectfully submit that, in light of such Schedule 13D/A filed by Mr. Moores with the SEC, an amendment to the Schedule 13D filed by Progress and Noble with the SEC on December 29, 2005 that includes Mr. Moores as a filing person would not add to the total mix of information already made available. The shares held by Mr. Moores are already reported as beneficially owned by Progress and Noble in their Schedule 13D filed with the SEC on December 29, 2005.
                    E.           In our professional experience, including the parties to voting and tender agreements as filing persons with respect to a Schedule 13D being filed by the acquiring entities in connection with a merger and/or friendly tender offer transaction is not typical.
          Please do not hesitate to call me at (617) 832-1209 with any questions. Thank you for your assistance.
Very truly yours,
/s/ William R. Kolb
William R. Kolb

cc:	James W. Romeo, Esq. Sheila P. Kelley, Esq

common stock. However, options cannot be tendered in the tender offer and Mr. Cresswell has informed NEON in writing that he will not be exercising such options prior to the expiration of the tender offer.